UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Executive Officer / CFO

April 28, 2010

To Whom It May Concern:

Company:	Mizuho Securities Co., Ltd.
Representative:	Keisuke Yokoo, President
Head Office	1-5-1, Otemachi, Chiyoda-ku, Tokyo
Code	8606 (First Section of the Tokyo Stock Exchange, First Section of the Osaka Securities Exchange and First Section of the Nagoya Stock Exchange)

Retained Earnings Dividend Payments

Mizuho Securities Co., Ltd. (the” Company”) hereby announces that its Board of Directors has resolved today to pay year-end dividends on its common stock as set forth below. The record date thereof is March 31, 2010.

The Company will submit a resolution on the proposed year-end dividends for the fiscal year ending March 31, 2010 at the General Meeting of Shareholders to be held on June 22, 2010.

1.	Description of dividends

	Fiscal year ending March 31, 2010 (proposed)	Fiscal year ended March 31, 2009
Record date	March 31, 2010	March 31, 2009
Dividend per share	JPY 5 (Details) Common dividend JPY 3 Commemorative dividend JPY 2	JPY 3 (Details) Common dividend JPY 3
Total amount of dividends	JPY 7,942 million	JPY 2,318 million
Effective date	June 23, 2010	June 26, 2009
Source of dividends	Retained earnings	Retained earnings

2.	Reasons

The Company’s basic policy is to maximize enterprise value, and with respect to the distribution of profits, we generally aim to strengthen our financial condition and enhance retained earnings for future business development and to conduct dividend distributions to our shareholders flexibly based on business results.

In addition to the above, with respect to this year’s dividends, the Company is also announcing the payment of a commemorative dividend to express our appreciation to our shareholders for their support as we mark the first anniversary of the merger. The proposed year-end dividend will therefore total JPY 5 (common dividend JPY 3 plus commemorative dividend JPY 2) per share.

(Reference) Breakdown of annual dividends

Dividends per share (JPY)
Record date	Year-end dividends	Annual dividends
Fiscal year ending March 31, 2010 (proposed)	JPY 5 (proposed)	JPY 5 (proposed)
Actual results for fiscal year ended March 31, 2009	JPY 3	JPY 3

End

<For inquiries relating to this matter, please contact> Corporate Communications Department Mizuho Securities Co., Ltd. Tel. +81-3-5208-2030